SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                        SCHEDULE 13D/A-1
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(a)
                       (Amendment No. 1)*

                  CENTENNIAL TECHNOLOGIES, INC.
          --------------------------------------------
                        (Name of Issuer)

                          Common Stock
          --------------------------------------------
                 (Title of Class of Securities)

                            151392107
          --------------------------------------------
                         (CUSIP Number)

                        F. Thomas Dunlap
      Senior Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
          --------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         April 30, 2001
          --------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition that is  the  subject  of  this
Schedule  13D, and is filing this schedule because of Rule  13d-1
(e), 13d-1 (f) or 13d-1 (g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       Page 1 of 10 Pages

CUSIP NO. 151392107     Schedule 13D/A-1       Page 2 of 10 Pages



1.   NAME OF REPORTING PERSON:                  INTEL CORPORATION
     S.S.  or I.R.S. IDENTIFICATION  NO.  OF           94-1672743
     ABOVE PERSON:
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A             (a)[]
     GROUP**                                                (b)[]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS:                                          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                    []
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:               DELAWARE

                7.   SOLE VOTING POWER:                       -0-
  NUMBER OF
    SHARES      8.   SHARED VOTING POWER:                     -0-
 BENEFICIALLY
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER:                  -0-
  REPORTING
 PERSON WITH    10.  SHARED DISPOSITIVE POWER:                -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON:                                        -0-
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES**                                 []
13.  PERCENT  OF  CLASS REPRESENTED BY AMOUNT  IN  ROW         0%
     (11):

14.  TYPE OF REPORTING PERSON:                                 CO

**SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 151392107     Schedule 13D/A-1       Page 3 of 10 Pages


ITEM 1.   Security and Issuer.

          Intel Corporation ("Intel" or the "Reporting Person") hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on January 10, 2000, with respect to the Common Stock (the "Common Stock") of Centennial Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7 Lopez Road, Wilmington, Massachusetts 01887.

ITEM 2.   Identity and Background.

          (a)    Name of Person Filing:

                 Intel Corporation

          (b)    Address of Principal Business Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (c)    Principal Business:

                 Manufacturer   of   microcomputer   components,
                 modules and systems.

          (d)    Criminal Proceedings:

                 During   the  last  five  years,  neither   the
                 Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f)    Place of Organization:

                 Delaware

CUSIP NO. 151392107     Schedule 13D/A-1       Page 4 of 10 Pages


          Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

ITEM 5.   Interest in Securities of the Issuer.

          (a)    Number of Shares Beneficially Owned:  -0-

                 Percent of Class:  0%

          (b)    Sole Power to Vote, Direct the Vote of, or
                 Dispose of Shares:  -0-

          (c)    Recent Transactions:
                 On January 22, 2001, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") with Solectron Corporation. On April 30, 2001, the Issuer closed the transactions contemplated by the
                 Merger Agreement. As a result of the merger, each issued and outstanding share of the common stock of Centennial Technologies, Inc. was cancelled  and  converted  into  the  right  to
                 receive 0.542 of a share of Solectron Corporation. This Schedule 13D/A-1 reflects the disposition of all shares as a result of Solectron Corporation's acquisition of the Issuer.

          (d)    Rights with Respect to Dividends or Sales
                 Proceeds:  N/A

          (e)    Date of Cessation of Five Percent Beneficial
                 Ownership:  April 30, 2001

CUSIP NO. 151392107     Schedule 13D/A-1       Page 5 of 10 Pages

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 25, 2001.

                             INTEL CORPORATION


                             By:  /s/F. Thomas Dunlap, Jr.
                                  -------------------------
                                  F. Thomas Dunlap, Jr.
                                  Senior Vice President, General
                                  Counsel and Secretary

CUSIP NO. 151392107     Schedule 13D/A-1       Page 6 of 10 Pages

                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and
certain  other  information with respect to each  Director.   All
Directors are United States citizens except as indicated below.

Name:             Craig R. Barrett

Business          Intel   Corporation,   2200   Mission   College
Address:          Boulevard, Santa Clara, CA 95052

Principal         President and Chief Executive Officer
Occupation:

Name, principal   Intel    Corporation,   a    manufacturer    of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             John Browne

Business          BP  Amoco  p.l.c., Britannic House, 1 Finsbury
Address:          Circus, London EC2M 7BA

Principal         Group Chief Executive
Occupation:

Name, principal   BP Amoco p.l.c., an integrated oil company.
business and      Britannic House, 1 Finsbury Circus
address of        London EC2M 7BA
corporation or
other
organization in
which employment
is conducted:

Citizenship:      British

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CUSIP NO. 151392107     Schedule 13D/A-1       Page 7 of 10 Pages


Name:             Winston H. Chen

Business          Paramitas  Foundation,  3945  Freedom  Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization in
which employment
is conducted:


Name:             Andrew S. Grove

Business          Intel   Corporation,  2200   Mission   College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Chairman of the Board of Directors
Occupation:

Name, principal   Intel    Corporation,   a   manufacturer    of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             D. James Guzy

Business          The  Arbor  Company, 1340  Arbor  Road,  Menlo
Address:          Park, CA 94025

Principal         Chairman
Occupation:

Name, principal   The   Arbor  Company,  a  limited  partnership
business and      engaged   in  the  electronics  and   computer
address of        industry.
corporation or    1340 Arbor Road
other             Menlo Park, CA 94025
organization in
which employment
is conducted:

CUSIP NO. 151392107     Schedule 13D/A-1       Page 8 of 10 Pages


Name:             Reed E. Hundt

Business          Charles  Ross Partners LLC, 1909 K Street  NW,
Address:          Suite 820, Washington, DC 20006

Principal         Principal Partner
Occupation:

Name, principal   Charles Ross Partners LLC, a law firm.
business and      1909 K Street NW, Suite 820
address of        Washington, DC 20006
corporation or
other
organization in
which employment
is conducted:


Name:             Gordon E. Moore

Business          Intel   Corporation,  2200   Mission   College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Director (non-voting)
Occupation:

Name, principal   Intel    Corporation,   a   manufacturer    of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David S. Pottruck

Business          The Charles Schwab Corporation, 101 Montgomery
Address:          Street, San Francisco, CA 94104

Principal         President and Co-Chief Executive Officer
Occupation:

Name, principal   The  Charles  Schwab Corporation, a  financial
business and      services provider
address of        101 Montgomery Street
corporation or    San Francisco, CA 94104
other
organization in
which employment
is conducted:

CUSIP NO. 151392107     Schedule 13D/A-1       Page 9 of 10 Pages


Name:             Jane E. Shaw

Business          AeroGen,  Inc., 1310 Orleans Drive, Sunnyvale,
Address:          CA 94089

Principal         Chairman and Chief Executive Officer
Occupation:

Name, principal   AeroGen,   Inc.,  a  pulmonary  drug  delivery
business and      company
address of        1310 Orleans Drive
corporation or    Sunnyvale, CA 94089
other
organization in
which employment
is conducted:


Name:             Leslie L. Vadasz

Business          Intel   Corporation,  2200   Mission   College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Executive  Vice  President;  President,  Intel
Occupation:       Capital

Name, principal   Intel    Corporation,   a   manufacturer    of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard  Business  School,  Morgan  Hall  215,
Address:          Soldiers Field Park Road, Boston, MA 02163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard   Business  School,   an   educational
business and      institution.
address of        Morgan Hall 215,Soldiers Field Park Road
corporation or    Boston, MA 02163
other
organization in
which employment
is conducted:

CUSIP NO. 151392107     Schedule 13D/A-1      Page 10 of 10 Pages


Name:             Charles E. Young

Business          University  of Florida, 226 Tigert Hall,  P.O.
Address:          Box 113150, Gainesville, FL 32610

Principal         President of the University of Florida
Occupation:

Name, principal   University of Florida
business and      226 Tigert Hall
address of        P.O. Box 113150
corporation or    Gainesville, FL 32610
other
organization in
which employment
is conducted:
                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:         Andy D. Bryant
Title:        Executive  Vice  President,  Chief  Financial   and
              Enterprise Services Officer

Name:         Sean M. Maloney
Title:        Executive  Vice  President; General Manager,  Intel
              Communications Group
Citizenship:  British

Name:         Paul S. Otellini
Title:        Executive  Vice  President; General Manager,  Intel
              Architecture Business Group

Name:         Michael R. Splinter
Title:        Executive  Vice  President; General Manager,  Sales
              and Marketing Group

Name:         F. Thomas Dunlap, Jr.
Title:        Senior   Vice   President,  General   Counsel   and
              Secretary

Name:         Ronald J. Smith
Title:        Senior  Vice  President; General Manager,  Wireless
              Communications and Computing Group

Name:         Robert J. Baker
Title:        Vice President, Co-General Manager, Technology  and
              Manufacturing Group

Name:         Arvind Sodhani
Title:        Vice President, Treasurer